Mail Stop 4561

June 29, 2007

VIA U.S. MAIL

Mr. Simon Lamarche
Chief Executive Officer
United American Corporation
4150 Ste-Catherine Quest, Suite 200,
Montreal, Quebec, Canada H3Z 0A1

      Re: **United American Corporation.**
              Form 10-K for the year ended December 31, 2005
              Filed April 17, 2006
              File No. 0-27621

Dear Mr. Lamarche:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief